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Eric Orsic Attorney at Law eorsic@mwe.com +1 312 984 7617

August 14, 2017

Via EDGAR*

Mr. Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Hamilton Beach Brands Holding Company

Draft Registration Statement on Form S-1

Confidentially Submitted on July 20, 2017

CIK No. 0001709164

Dear Mr. Spirgel:

On behalf of Hamilton Beach Brands Holding Company, Inc. (the “Company”), set forth below are responses to the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated July 28, 2017 (the “Comment Letter”), regarding the Company’s Draft Registration Statement on Form S-1 that was confidentially submitted on July 20, 2017 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below.

Concurrently with the submission of this letter, the Company is submitting, via EDGAR, an amended copy of the Draft Registration Statement, reflecting the responses of the Company below. The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Prior to responding to the Staff’s comments 1 and 2 regarding the specifics of the analysis pertaining to the accounting treatment for the spin-off, we would like to provide a more robust and comprehensive analysis of ASC 505-60-25-8 used in the determination of the accounting spinnor and spinnee. This analysis, which is set forth below, will be referenced in the responses to the Staff’s comments.

*	Confidential treatment of certain designated portions of this letter has been requested by Hamilton Beach Brands Holding Company. Such confidential portions are indicated by [**] in the text. A copy of this letter containing the redacted portions has been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83.

Larry Spirgel

U.S. Securities and Exchange Commission

August 14, 2017

ASC 505-60 presumes the accounting for a spin-off follows its legal form; however, in certain circumstances, that presumption may be overcome, and ASC 505-60 provides four indicators to determine whether the spin-off is a reverse spin-off, with no one indicator being presumptive or determinative. The following discussion sets forth the evaluation of the indicators contained in ASC 505-60-25-8:

Indicator 1: Size of the Legal Spinnor and Legal Spinnee

The Company evaluated the relative size of NACCO excluding Hamilton Beach Holding, the legal spinnor, and Hamilton Beach Holding, the legal spinnee, in consideration of the aforementioned indicators. As there are no bright lines to determine which entity is larger than the other, the Company evaluated total assets, operating profit and revenues as follows (all amounts in millions):

Total Assets:

	December 31, 2016	June 30, 2017
Hamilton Beach Holding	$310.8	$277.2
NACCO excluding Hamilton Beach Holding	$357.2	$344.1

Total assets of NACCO excluding Hamilton Beach Holding exceeded the total assets of Hamilton Beach Holding by approximately 15% and 24% as of December 31, 2016 and June 30, 2017, respectively.

Operating Profit for the years ended December 31, 2014, 2015 and 2016:

	December 31, 2014	December 31, 2015	December 31, 2016
Hamilton Beach Holding	$28.2	$35.6	$43.4
NACCO excluding Hamilton Beach Holding	$(94.5)	$(3.7)	$(1.7)
NACCO excluding Hamilton Beach Holding and Centennial (pro forma)	$32.6	$31.1	$25.9

Larry Spirgel

U.S. Securities and Exchange Commission

August 14, 2017

Operating profit of Hamilton Beach Holding has been higher in the most recent three-year historical period, however operating profit of NACCO excluding Hamilton Beach Holding was unfavorably affected during that time period by substantial charges and operating losses at Centennial Natural Resources, LLC (“Centennial”), an NACoal operating coal mining subsidiary, which ceased coal production and recorded significant closure-related charges during these periods1. The Company therefore considered the actual operating results in the historical periods both including (reported) and excluding (pro forma) the negative impact of Centennial in its evaluation of the relative size of the legal spinnor and legal spinnee.

Revenues for the years ended December 31, 2014, 2015 and 2016:

	December 31, 2014	December 31, 2015	December 31, 2016
Hamilton Beach Holding	$724.1	$767.9	$745.4
NACCO excluding Hamilton Beach Holding	$172.7	$148.0	$111.1

The reported revenues of Hamilton Beach Holding are substantially larger than the revenues of NACCO excluding Hamilton Beach Holding, principally due to the nature of the Company’s operating model, which includes significant unconsolidated operations (equity method investees) that provide, pursuant to long-term contracts, a substantial portion of NACCO excluding Hamilton Beach Holding’s operating profit without the associated revenue2. Revenue amounts in the table above include only the consolidated (reported) revenues of NACCO excluding Hamilton Beach Holding. Management does not believe reported revenue is as meaningful a metric in analyzing the relative size of the legal spinnor and legal spinnee due to these factors, which are further discussed in the Company’s response to comment 1 below.

[1]	Beyond these periods, the Company anticipates lower, more moderate, operating losses at Centennial as it manages ongoing mine reclamation obligations.
[2]	Revenues of the wholly-owned unconsolidated subsidiaries amounted to $579.0 million, $608.3 million and $649.1 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Larry Spirgel

U.S. Securities and Exchange Commission

August 14, 2017

The Company did not include interim operating profit or revenue in its analysis as the Hamilton Beach Holding business is seasonal and a majority of revenues and operating profit typically occurs in the second half of the calendar year when sales of consumer, commercial and specialty small appliances to retailers and consumers increase significantly for the fall holiday selling season.

Based on management’s evaluation of the factors set forth above, the Company has concluded that the assessment of the size of the legal spinnor and legal spinnee should not be determinative in concluding whether the presumption has been overcome that the accounting for the spin-off should follow its legal form and that NACCO is the accounting spinnor and Hamilton Beach Holding the accounting spinnee.

Indicator 2: Fair Value of the Legal Spinnor and Legal Spinnee

The estimated fair value of NACCO excluding Hamilton Beach Holding [**] modestly exceeds the estimated fair value of Hamilton Beach Holding [**]. Accordingly, the Company has concluded that the assessment of the fair value of NACCO excluding Hamilton Beach Holding, the legal spinnor, and of Hamilton Beach Holding, the legal spinnee, is slightly favorable to concluding that the presumption has not been overcome that the accounting for the spin-off should follow its legal form and that NACCO is the accounting spinnor and Hamilton Beach Holding the accounting spinnee. Additional detail regarding the estimation of fair value of the legal spinnor and legal spinnee is set forth in the Company’s response to comment 2 below.

Indicator 3: Senior Management

The following table sets forth the title(s) of the current executive officers and their expected title(s) and company of employment following the spin-off:

Name	Current Title(s)	Post-spin Title(s)	Post-spin Employment
Alfred Rankin, Jr.	Chairman, President and Chief Executive Officer, NACCO Industries, Inc.	Executive Chairman, Hamilton Beach Holding	Hamilton Beach Holding

	Chairman, The North American Coal Corporation	Non-Executive Chairman, NACCO Industries, Inc.

Chairman, Hamilton Beach Brands Chairman, Kitchen

*	Confidential treatment of certain designated portions of this letter has been requested by Hamilton Beach Brands Holding Company. Such confidential portions are indicated by [**] in the text. A copy of this letter containing the redacted portions has been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83.

Larry Spirgel

U.S. Securities and Exchange Commission

August 14, 2017

Name	Current Title(s)	Post-spin Title(s)	Post-spin Employment
Collection

J.C. Butler, Jr.	Senior Vice President, Finance, Treasurer and Chief Administrative Officer, NACCO Industries, Inc.	President and Chief Executive Officer, NACCO Industries, Inc.	NACCO

	President and Chief Executive Officer, The North American Coal Corporation	President and Chief Executive Officer, The North American Coal Corporation

Elizabeth Loveman	Vice President and Controller, NACCO Industries, Inc.	Vice President and Controller, NACCO Industries, Inc.	NACCO

John Neumann	Vice President, General Counsel and Secretary, NACCO Industries, Inc.	Vice President, General Counsel and Secretary, NACCO Industries, Inc.	NACCO

Miles Haberer	Associate General Counsel, NACCO Industries, Inc.	Associate General Counsel, NACCO Industries, Inc.	NACCO

Greg Trepp		President and Chief Executive Officer, Hamilton Beach Brands Holding Company	Hamilton Beach Holding

	President and Chief Executive Officer, Hamilton Beach Brands, Inc.	President and Chief Executive Officer, Hamilton Beach Brands, Inc.

	Chief Executive Officer, The Kitchen Collection, LLC	Chief Executive Officer, The Kitchen Collection, LLC

Larry Spirgel

U.S. Securities and Exchange Commission

August 14, 2017

Name	Current Title(s)	Post-spin Title(s)	Post-spin Employment
Jesse Adkins	Associate Counsel and Assistant Secretary, NACCO Industries, Inc.	Associate Counsel and Assistant Secretary, NACCO Industries, Inc.	NACCO

Thomas Maxwell	Director of Financial Planning and Analysis and Assistant Treasurer, NACCO Industries, Inc.	Director of Financial Planning and Analysis and Assistant Treasurer, NACCO Industries, Inc.	NACCO

As further described in the response to comment 2, upon consummation of the spin-off, Mr. Rankin will no longer have Chief Executive Officer responsibilities at either company. Mr. Rankin will be Chairman of the Board of both companies. In collaboration with the respective Chief Executive Officers and other executives, he will help determine the materials to be presented for consideration by the Board of Directors of both companies and consult and advise on each company’s significant growth initiatives and strategic matters. Furthermore, Mr. Rankin will be an executive officer of Hamilton Beach Holding to ensure that Hamilton Beach Holding transitions successfully from a private subsidiary company to an independent public company as Mr. Trepp and his executive team have no public company experience. Mr. Trepp, currently the President and Chief Executive Officer, Hamilton Beach Brands, Inc. and Chief Executive Officer, The Kitchen Collection, LLC will become the President and Chief Executive Officer of Hamilton Beach Holding.

Mr. Butler will become the President and Chief Executive Officer of NACCO, and will have all of the President and Chief Executive Officer responsibilities that Mr. Rankin currently has at NACCO. Additionally, other than Mr. Rankin and Mr. Trepp, all other current executive officers of NACCO will remain exclusively employed by NACCO. Their public company expertise will be unavailable to Hamilton Beach Holding after the one-year transition services agreement service period has elapsed.

The factors set forth above, including that NACCO excluding Hamilton Beach Holding will retain all of the senior management of the formerly combined entity, other than Mr. Rankin and Mr. Trepp, is strongly favorable to concluding that the presumption has not been overcome that the accounting for the spin-off should follow its legal form and that NACCO is the accounting spinnor and Hamilton Beach Holding the accounting spinnee.

Indicator 4: Length of Time to be Held

ASC 505-60-25-8 provides that all other factors being equal, in a reverse spinoff, the accounting spinnor (legal spinnee) is held for a longer period than the accounting spinnee (legal spinnor). A proposed or approved plan of sale for one of the separate entities concurrent with the spinoff may

Larry Spirgel

U.S. Securities and Exchange Commission

August 14, 2017

identify that entity as the accounting spinnee. There is no planned or likely disposal of Hamilton Beach Holding or NACCO excluding Hamilton Beach Holding, and therefore, the Company has concluded that the assessment of the length of time each business will be held is strongly favorable to concluding that the presumption has not been overcome that the accounting for the spin-off should follow its legal form and that NACCO is the accounting spinnor and Hamilton Beach Holding the accounting spinnee.

Conclusion

To summarize the Company’s overall analysis of all of the factors enumerated within ASC 505-60-25-8, the following table, by indication of an “X,” indicates, in the Company’s judgment, whether such an indicator favors NACCO excluding Hamilton Beach Holding or Hamilton Beach Holding as the accounting spinnor:

	Strongly favorable in support of NACCO excluding Hamilton Beach Holding	Slightly favorable in support of NACCO excluding Hamilton Beach Holding	Not determinatively different	Slightly favorable in support of Hamilton Beach Holding	Strongly favorable in support of Hamilton Beach Holding
Size of the legal spinnor and legal spinnee			X
Fair value of the legal spinnor and legal spinnee		X
Senior management	X
Length of time to be held	X

Based on management’s overall evaluation of the indicators contained in ASC 505-60-25-8, as depicted in the table above, the Company has concluded that the presumption that the legal spinnor is the accounting spinnor has not been overcome. As such, the Company respectfully submits that NACCO Industries, Inc. is both the legal and accounting spinnor and Hamilton Beach Holding is the legal and accounting spinnee.

Accounting Treatment, page 43

1.

Regarding your response to comment 5, we note that the customers of NACCO/NACoal’s unconsolidated subsidiaries have a financial controlling interest in those subsidiaries and have the power to direct the activities of those subsidiaries that most significantly affect the economic performance of those subsidiaries. We also note that the equity capital provided by NACoal to those subsidiaries does not adequately

Larry Spirgel

U.S. Securities and Exchange Commission

August 14, 2017

finance ongoing activities or absorb any expected losses of those subsidiaries without additional support from those customers. In light of these facts and circumstances, please explain to us why you believe it is appropriate to consider the revenues of the unconsolidated subsidiaries in your ASC 505-60-25-8a analysis.

The reported revenues of Hamilton Beach Holding are substantially larger than revenues of NACCO excluding Hamilton Beach Holding, principally due to the nature of the Company’s operating model, which includes significant unconsolidated operations. In the prior response, the Company indicated that it also considered the unconsolidated revenues of its operating coal mines in evaluating this indicator. This qualitative consideration was given based on the Company’s 100% ownership of the equity of the unconsolidated operations, for which 100% of the operating profit, derived from all of the revenues and expenses of these unconsolidated operations (pursuant to long-term contracts), is recognized by NACCO excluding Hamilton Beach Holding in the form of equity earnings of unconsolidated subsidiaries. Further, although the Company does not have a financial controlling interest in these wholly owned subsidiaries, and therefore does not consolidate their operations in accordance with the provisions of ASC 810, it does oversee, and is responsible for, the daily operations of these unconsolidated subsidiaries. However, in recognition of the Staff’s comment, the Company has included in the analysis set forth above only the consolidated (reported) revenues of NACCO excluding Hamilton Beach Holding in assessing the relative size of the legal spinnor and legal spinnee.

2.	Please further clarify your response to comment 5 and tell us the following:

•	Tell us your estimate of the fair value of Hamilton Beach Holdings and NACCO excluding Hamilton Beach. Also, tell us the factors, including your underlying estimates of future cash flows, you considered in your determinations of the fair values of Hamilton Beach Holdings and NACCO excluding Hamilton Beach; and

•	Please describe the future roles and responsibilities of Mr. Rankin as the Non-Executive Chairman of NACCO and the Executive Chairman of Hamilton Beach Holding. In your response also tell us how his future roles and responsibilities differ or are similar to his current role as NACCO Chairman, President and Chief Executive Officer.

Fair Value

As stated above, the estimated fair value of NACCO excluding Hamilton Beach Holding [**] modestly exceeds the estimated fair value of Hamilton Beach Holding [**].

The Company estimated the fair values of both businesses utilizing a combination of an income approach utilizing a discounted cash flow valuation method and a market approach using guideline public companies. The Company selected these methods as it believes they are

*	Confidential treatment of certain designated portions of this letter has been requested by Hamilton Beach Brands Holding Company. Such confidential portions are indicated by [**] in the text. A copy of this letter containing the redacted portions has been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83.

Larry Spirgel

U.S. Securities and Exchange Commission

August 14, 2017

representative of the methods that would be used by market participants to estimate the fair values of Hamilton Beach Holding and NACCO excluding Hamilton Beach Holding, and weighted the values derived from the income approach and the market approach based on the Company’s assessment of the relevance of each method. [**]. The Company’s North American Coal subsidiary operates under long-term, cost-plus contracts that provide predictable future cash flows. Each of the Company’s mines generally have a single customer, subject to a long-term contract (average coal mining contract is over 30 years and the average aggregates contract is five years). The business model under which North American Coal operates is unique and therefore it is difficult to identify meaningful comparable companies under the market approach. As such, the Company determined it was appropriate to weight the income approach more heavily than the market approach in determining the fair value of NACCO excluding Hamilton Beach Holding.

The Company further corroborated its estimation of fair value by performing a market capitalization reconciliation, which supports the indications of fair value of each of Hamilton Beach Holding and NACCO excluding Hamilton Beach Holding.

Income Approach

The income approach incorporates the Company’s estimates of future after-tax cash flows, future growth rates, terminal value amounts and the applicable weighted-average cost of capital (the “WACC”) used to discount those estimated future cash flows. The estimates and judgments that most significantly affect the fair value estimation are future operating cash flow assumptions and the WACC used in the discounted cash flow model. The estimated fair value of NACCO excluding Hamilton Beach Holding, estimated using the income approach, exceeded the estimated fair value of Hamilton Beach Holding, estimated using the income approach.

The estimates and projections used in the analysis are consistent with the Company’s current forecast and long-range plans, including anticipated changes in market conditions, industry trends, growth rates, working capital requirements, and planned capital expenditures, among other considerations. The terminal value estimates the value of the ongoing cash flows after the discrete forecast period using a nominal long-term growth rate based on long-term inflation projections. The risk-free rate in the WACC calculation is based on 20-year U.S. Treasury Bonds, the beta is determined based on an analysis of comparable public companies, the equity risk premium is derived from historical risk premiums and the size premium is based on the size of the Company. The WACC was adjusted for the risks associated with the operations of Hamilton Beach Holding and NACCO excluding Hamilton Beach Holding.

Market Approach

The market approach using guideline public companies identifies a group of comparable companies giving consideration to, among other relevant characteristics, similar lines of business, business risks, growth prospects, business maturity, market presence, leverage, size and scale of operations. The analysis compares the public market implied fair value for each

*	Confidential treatment of certain designated portions of this letter has been requested by Hamilton Beach Brands Holding Company. Such confidential portions are indicated by [**] in the text. A copy of this letter containing the redacted portions has been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83.

Larry Spirgel

U.S. Securities and Exchange Commission

August 14, 2017

comparable public company to its historical and projected earnings before interest, taxes, depreciation and amortization (“EBITDA”). The Company selected multiples between the minimum and median guideline public companies’ calculated multiples, which are applied to the historical and projected EBITDA of Hamilton Beach Holding and NACCO excluding Hamilton Beach Holding to estimate the fair value of each business. The estimated fair value of Hamilton Beach Holding, estimated using the market approach, exceeded the estimated fair value of NACCO excluding Hamilton Beach Holding, estimated using the market approach.

Future Roles and Responsibilities of Mr. Rankin

Mr. Rankin’s future roles and responsibilities as the Non-Executive Chairman of NACCO and the Executive Chairman of Hamilton Beach Holding will differ significantly from his current role as NACCO’s Chairman, President, and Chief Executive Officer.

Pre-Spin Role

Currently, Mr. Rankin is the President and Chief Executive Officer of the combined NACCO enterprise and, as such, is the executive to whom all other officers of NACCO and its subsidiaries ultimately report. As Chief Executive Officer, he determines the principal operational and financial metrics most appropriate to evaluate the Company’s performance. Based on his assessment of performance against these operational and financial metrics, he makes decisions regarding the allocation of the Company’s resources. He is the executive officer responsible and accountable to the Board of Directors and stockholders for NACCO’s performance and operational results and he reports directly and solely to the Board of Directors.

Post-Spin Role

Upon consummation of the spin-off, Mr. Rankin will no longer have President or Chief Executive Officer responsibilities at either company. He will not be the principal executive officer responsible to the Board and stockholders of each company. He will have no direct reports. The only post-spin role that Mr. Rankin will have that is similar to his current role at NACCO is Chairman of the Board of both companies. As Chairman, he will not act as day-to-day manager. Instead, his activities will be focused on preparing for and chairing board meetings. In collaboration with the respective Chief Executive Officer and other executives of each entity post-spin, he will help determine the material to be presented for consideration by the Boards of Directors of both companies and consult and advise on each company’s significant growth initiatives and strategic matters.

Mr. Trepp will become the President and Chief Executive Officer of Hamilton Beach Holding, and will have all of the responsibilities that Mr. Rankin currently has at NACCO. However, Mr. Trepp and his executive team have no public company experience. Mr. Rankin has been responsible for oversight of public company matters at NACCO for many years. Accordingly, Mr. Rankin will be an executive officer, but not the chief executive officer, of Hamilton Beach Holding to ensure that Hamilton Beach Holding transitions successfully from a private subsidiary company to an independent public company.

Larry Spirgel

U.S. Securities and Exchange Commission

August 14, 2017

Mr. Rankin’s Reduced Compensation

The substantial difference in Mr. Rankin’s roles and responsibilities that will occur as a result of the spin-off is evidenced by the dramatic decrease in his expected compensation and the substantial change in its nature. His anticipated aggregate annual compensation from NACCO and Hamilton Beach Holding after the spin-off is approximately 64% less than his compensation from NACCO for 2016. Also, much less of his compensation is expected to be incentive-based. The following chart demonstrates the significant changes in both the amount and character of his compensation that are expected to occur in connection with the spin-off (in dollars):

	Pre Spin-off	Post Spin-off (expected)
	NACCO 2016	NACCO	Hamilton Beach Holding
Base Salary	$604,034	- 0 -	$400,000
Cash Incentive	$1,761,910	- 0 -	- 0 -
Equity Incentive	$2,442,736	- 0 -	$600,000 (1)
Director Fees	- 0 -	250,000	- 0 -
Consulting Fees	- 0 -	500,000	- 0 -
Total	$4,808,680	$750,000	$1,000,000

(1)	A 15% gross up (or $90,000) on Mr. Rankin’s equity award is not included in the Equity Incentive target.

At NACCO, Mr. Rankin will not be eligible for incentive compensation because Mr. Butler and his executive team are expected to perform public company functions in accordance with their past practice. At Hamilton Beach Holding, Mr. Rankin will be instrumental in implementing processes necessary to perform public company functions and in transitioning Hamilton Beach Holding to an independent public company. Accordingly, his compensation will be higher at Hamilton Beach Holding and will include incentive compensation to help ensure a successful transition. Furthermore, Mr. Trepp’s actual cash compensation in 2017 is expected to significantly exceed the total compensation of Mr. Rankin, commensurate with the roles and responsibilities each will perform for Hamilton Beach Holding. Although Mr. Trepp’s actual cash compensation for 2017 is not known at this time, his target compensation exceeds $2,000,000 for 2017 and his actual cash compensation for 2016 was $2,079,000.

Material U.S. Federal Income Tax Consequences, page 44

3.

Please continue to revise your disclosure to reflect that you have received an opinion on the material federal income tax consequences of the spin-off. For example, your disclosures on pages 6 and 12 only refer to the opinion that is a condition to the spin-off and assume the spin-off qualifies as tax-free under Section 355 of the Code. On page 44, it is unclear what constitutes counsel’s opinion because the legal conclusion and tax consequences are set forth in the discussion of the closing opinion. Please

Larry Spirgel

U.S. Securities and Exchange Commission

August 14, 2017

clearly identify what counsel has opined upon. In addition, remove references to the discussion being a summary and “for general information only.”

The Registration Statement has been revised on pages 6 and 12 to state clearly that the Company expects the opinion of tax counsel to conclude that for U.S. federal income tax purposes, the spin-off will qualify as tax free under Section 355 of the Code, such that (1) no gain or loss will be recognized by NACCO or Hamilton Beach Holdings as a result of the spin-off, and (2) no gain or loss will be recognized by (and no amount will be included in the income of) a NACCO stockholder upon the receipt of Hamilton Beach Holdings common stock in the spin-off, except a NACCO stockholder may recognize a gain or loss with respect to any cash received in lieu of a fractional share. Pages 45 through 48 of the Registration Statement have been revised to summarize the opinion of tax counsel that the Company expects to receive and to remove references to the discussion being a summary and “for general information only” per the Staff’s comment.

The Company has filed a form of the complete “long-form” tax opinion that the Company expects to receive from tax counsel as Exhibit 8.1 to the Registration Statement, which opinion is summarized in the section of the Registration Statement entitled “Material U.S. Federal Income Tax Consequences” beginning on page 45. At this time, the Company has not received an executed copy of the opinion. Consistent with Staff Legal Bulletin No. 19, the Company advises the Staff that it will file an executed copy of Exhibit 8.1 by future amendment to the Registration Statement before it requests effectiveness of the Registration Statement. The current disclosure regarding future receipt of the tax opinion will be revised in the amendment to the Registration Statement that includes the executed Exhibit 8.1 opinion to indicate that the Company has received the opinion of tax counsel.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

4.	With respect to each business segment, provide a discussion of the material changes in each income statement line-item including cost of sales, selling, general and administrative expenses, interest expense, other, net, and income tax provision.

The Company has revised the Segments Results within the Registration Statement to include additional tabular detail and discussion, when necessary, on pages 60 through 83 of the Registration Statement. The Company believes that the presentation of Management’s Discussion and Analysis of Financial Condition (MD&A) and Results of Operations complies with Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

*        *         *        *

Larry Spirgel

U.S. Securities and Exchange Commission

August 14, 2017

Please contact me at (312) 984-7617 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eorsic@mwe.com and facsimile transmissions may be sent to my attention at (312) 984-7700.

Sincerely,

/s/ Eric Orsic
Eric Orsic